FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2014

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY
Date:2 April 2014

EXHIBIT INDEX

EXHIBIT NUMBER                                           EXHIBIT DESCRIPTION
99                                                                          Notice to London Stock Exchange dated 2 April 2014

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:	Stock Exchange announcement dated 11 March 2014 entitled 'Director/PDMR Shareholding'
Exhibit 2:	Stock Exchange announcement dated 11 March 2014 entitled 'Director/PDMR Shareholding – replacement’
Exhibit 3:	Stock Exchange announcement dated 13 March 2014 entitled ‘Director/PDMR Shareholding'
Exhibit 4:	Stock Exchange announcement dated 14 March 2014 entitled ‘Director/PDMR Shareholding'
Exhibit 5:	Stock Exchange announcement dated 18 March 2014 entitled 'Director/PDMR Shareholding'
Exhibit 6:	Stock Exchange announcement dated 21 March 2014 entitled 'Director/PDMR Shareholding'
Exhibit 7:	Stock Exchange announcement dated 25 March 2014 entitled 'Director/PDMR Shareholding'

Exhibit 1:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 11 March 2014 of the following transactions which took place on 10 March 2014:

Mr P L Sigismondi (PDMR) - purchase of 5 Unilever PLC Ordinary 3 1/9 pence shares at a price of 2438p per share under the Unilever PLC Share Incentive Plan.

The above transaction was carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

11 March 2014

Exhibit 2:

Please note that in our earlier announcement released on 19 February 2014 (RNS number 4896A entitled 'Director/PDMR Shareholding'), the number of Investment shares purchased by, and the number of Matching shares awarded to, Mr N Paranjpe (PDMR) under the Unilever Management Co-Investment Plan (MCIP) was incorrectly stated. The correct amounts are identified below with an asterisk. All other details within the original announcement remain unchanged.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 18 February 2014 that on 14 February 2014 the following award under the Unilever Management Co Investment Plan (MCIP) was granted based on the London Stock Exchange closing price of £23.49 on 14 February 2014.

Unilever Management Co-Investment Plan (MCIP)

Executive Directors and PDMRs are able to choose whether they invest their annual bonus in NV or PLC shares or a 50/50 mix. Executive Directors and PDMRs receive a corresponding number of performance-related shares (matching shares) under the MCIP. Matching shares will be awarded in the same form as the investment shares (i.e. in NV or PLC shares or a 50/50 mix).

The following number of Unilever PLC Ordinary shares of 3 1/9p each were purchased as part of the individual's investment shares and the following number of matching shares were awarded pursuant to the Unilever Management Co-Investment Plan:

	Investment Shares	Matching Shares
Mr N Paranjpe (PDMR)	1,877*	1,877*

The above transaction was carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

JULIAN THURSTON - +44(0)207 822 6707

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

11 March 2014

Exhibit 3:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 12 March 2014 that on 12 March 2014 either dividend equivalents or dividends earned were reinvested as additional shares under the Unilever Global Share Incentive Plan 2007 (GSIP), the Unilever Management Co Investment Plan (MCIP), the Senior Executive Retirement Arrangement (SERA), the Unilever North America 2002 Omnibus Equity Compensation Plan Global Share Incentive Program, the Management Co-Investment Program and the Before-Tax Share Bonus Program. These additional shares were based on the London Stock Exchange closing price of £23.74 or the New York Stock Exchange closing price of $39.62 (as appropriate) on 12 March 2014.

Unilever Global Share Incentive Plan 2007 (GSIP)

Dividend equivalents earned on GSIP conditional target shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP target shares. The dividend equivalents reinvested were as follows:

Mr D A Baillie (PDMR) - 454 Ordinary 3 1/9 pence shares
Professor G Berger (PDMR) - 394 Ordinary 3 1/9 pence shares
Mr D Blanchard (PDMR) - 248 Ordinary 3 1/9 pence shares
Mr K Havelock (PDMR) - 343 Ordinary 3 1/9 pence shares
Mr J-M Huët (Director) - 977 Ordinary 3 1/9 pence shares
Mr K Kruythoff (PDMR) - 260 Ordinary 3 1/9 pence shares
Mr D Lewis (PDMR) - 373 Ordinary 3 1/9 pence shares
Mr H Manwani (PDMR) - 486 Ordinary 3 1/9 pence shares
Mr N Paranjpe (PDMR) - 101 Ordinary 3 1/9 pence shares
Mr P G J M Polman (Director) - 1,408 Ordinary 3 1/9 pence shares
Mr A Saint-Affrique (PDMR) - 294 Ordinary 3 1/9 pence shares
Mr P L Sigismondi (PDMR) - 443 Ordinary 3 1/9 pence shares
Ms R Sotamaa (PDMR) - 127 Ordinary 3 1-9 pence shares
Mr K C F Weed (PDMR) - 342 Ordinary 3 1/9 pence shares
Mr J Zijderveld (PDMR) - 400 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Unilever Management Co Investment Plan (MCIP)

Dividend equivalents earned on MCIP Match Shares were reinvested as additional MCIP Match Shares, which will be subject to the same performance conditions as the underlying MCIP Match Shares. Based on an MCIP Match of 100%, the dividend equivalents reinvested were as follows:

Mr D A Baillie (PDMR) - 200 Ordinary 3 1/9 pence shares
Professor G Berger (PDMR) - 132 Ordinary 3 1/9 pence shares
Mr D Blanchard (PDMR) - 115 Ordinary 3 1/9 pence shares
Mr K Havelock (PDMR) - 160 Ordinary 3 1/9 pence shares
Mr J-M Huët (Director) - 96 Ordinary 3 1/9 pence shares
Mr K Kruythoff (PDMR) - 76 Ordinary 3 1/9 pence shares
Mr D Lewis (PDMR) - 191 Ordinary 3 1/9 pence shares
Mr H Manwani (PDMR) - 273 Ordinary 3 1/9 pence shares
Mr P G J M Polman (Director) - 446 Ordinary 3 1/9 pence shares
Mr A Saint-Affrique (PDMR) - 132 Ordinary 3 1/9 pence shares
Mr P L Sigismondi (PDMR) - 185 Ordinary 3 1/9 pence shares
Mr K C F Weed (PDMR) - 194 Ordinary 3 1/9 pence shares
Mr J Zijderveld (PDMR) - 206 Ordinary 3 1/9 pence shares
The above transactions were carried out in the UK.

Unilever Management Co Investment Plan (MCIP)

Dividends earned on MCIP Investment Shares were as follows:

Mr D Blanchard (PDMR) - 95 Ordinary 3 1/9 pence shares
Mr K Havelock (PDMR) - 133 Ordinary 3 1/9 pence shares
Mr D Lewis (PDMR) - 159 Ordinary 3 1/9 pence shares
Mr P G J M Polman (Director) - 475 Ordinary 3 1/9 pence shares
Mr A Saint-Affrique (PDMR) - 109 Ordinary 3 1/9 pence shares
Mr P L Sigismondi (PDMR) - 154 Ordinary 3 1/9 pence shares
Mr K C F Weed (PDMR) - 161 Ordinary 3 1/9 pence shares
Mr J Zijderveld (PDMR) - 172 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Unilever North America 2002 Omnibus Equity Compensation Plan

Dividend equivalents earned on North America 2002 Omnibus Equity Compensation Plan Global Share Incentive Program, Management Co-Investment Program and the Before Tax Share Bonus target shares were reinvested as additional North America 2002 Omnibus Equity Compensation Plan shares. The dividend equivalents reinvested were as follows:

Global Share Incentive Program

Dividend equivalents earned on GSIP conditional target shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP target shares. The dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) - 420 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share
The above transaction was carried out in the USA.

Management Co-Investment Program

Dividend equivalents earned on MCIP conditional target shares were reinvested as additional MCIP conditional shares, which will be subject to the same performance conditions as the underlying MCIP target shares. Based on an MCIP Match of 100%, the dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) - 140 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transaction was carried out in the USA.

Unilever Before-Tax Share Bonus Program

Dividend equivalents earned on shares in the Share Bonus Program were reinvested and will be distributed in July of the calendar year after the year of retirement or termination. There are no performance conditions associated with receiving these dividends. The dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) - 44 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share
The above transaction was carried out in the USA.

Reinvestment of dividend on beneficially owned shares

Dividends were earned on shares beneficially owned, and reinvested as follows:

Mr D Blanchard (PDMR) - 52 Ordinary 3 1/9 pence shares
Mr K Havelock (PDMR) - 112 Ordinary 3 1/9 pence shares
Mr D Lewis (PDMR) - 512 Ordinary 3 1/9 pence shares
Mr N Paranjpe (PDMR) - 118 Ordinary 3 1/9 pence shares
Mr P G J M Polman (Director) - 2,113 Ordinary 3 1/9 pence shares
Mr A Saint-Affrique (PDMR) - 223 Ordinary 3 1/9 pence shares
Mr P L Sigismondi (PDMR) - 179 Ordinary 3 1/9 pence shares
Mr K C F Weed (PDMR) - 41 Ordinary 3 1/9 pence shares
Mr J Zijderveld (PDMR) - 600 Ordinary 3 1/9 pence shares
The above transactions were carried out in the UK.

Senior Executive Retirement Arrangement (SERA)

Dividends earned were reinvested as additional shares under the Senior Executive Retirement Arrangement (SERA) and reinvested as follows:

Mr K Havelock (PDMR) - 281 Ordinary 3 1/9 pence shares
Mr K C F Weed (PDMR) - 477 Ordinary 3 1/9 pence shares
The above transactions were carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - GROUP SECRETARY

13 March 2014

Exhibit 4:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 14 March 2014 of the following transaction which took place on 14 March 2014:

Mr J-M Huët (Director) - sold 2,373 Unilever PLC Ordinary 3 1/9 pence shares at a price of 2363p per share.

The above transaction was carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

HOLLY SCOTT - +44(0)207 822 5927

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

14 March 2014

Exhibit 5:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 17 March 2014 that on 14 March 2014 the following awards under the Unilever Global Share Incentive Plan 2007 (GSIP), the Unilever Management Co Investment Plan (MCIP) and the Unilever Share Matching scheme vested based on the London Stock Exchange closing price of £23.69 on 14 March 2014.

Unilever Global Share Incentive Plan 2007 (GSIP)

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded in March 2011 with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007:

Mr D Blanchard (PDMR) received 8,362 Unilever PLC Ordinary shares of 3 1/9p each after 5,576 were withheld to meet tax liabilities.

Mr K Havelock (PDMR) received 9,754 Unilever PLC Ordinary shares of 3 1/9p each after 6,503 were withheld to meet tax liabilities.

Mr J-M Huët (Director) received 24,997 Unilever PLC Ordinary shares of 3 1/9p each after 22,168 were withheld to meet tax liabilities.

Mr K Kruythoff (PDMR) received 5,574 Unilever PLC Ordinary shares of 3 1/9p each after 3,717 were withheld to meet tax liabilities.

Mr D Lewis (PDMR) received 9,809 Unilever PLC Ordinary shares of 3 1/9p each after 8,700 were withheld to meet tax liabilities.

Mr N Paranjpe (PDMR) received 2,897 Unilever PLC Ordinary shares of 3 1/9p each after 1,933 were withheld to meet tax liabilities.

Mr A de Saint-Affrique (PDMR) received 8,362 Unilever PLC Ordinary shares of 3 1/9p each after 5,576 were withheld to meet tax liabilities.

Mr J Zijderveld (PDMR) received 8,792 Unilever PLC Ordinary shares of 3 1/9p each after 5,862 were withheld to meet tax liabilities.

This is the first vesting where 'share choice' was offered. Share choice allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC).

Mr K F Weed (PDMR)elected to receive only PLC shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor (128%) and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (for Mr Weed: NV shares) is converted into the currency of the chosen share type (for Mr Weed: PLC shares), divided by the closing share price on vesting and this number of PLC shares is added to the original number of PLC shares that vested. His original award of 12,819 NV shares is cancelled and reduced to nil.

Mr K F Weed (PDMR) received 19,284 Unilever PLC Ordinary shares of 3 1/9p each after 17,102 were withheld to meet tax liabilities.

The following Director and 4 PDMRs elected to receive only NV shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor (128%) and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (PLC shares) is converted into the currency of the chosen share type (NV shares), divided by the closing share price on vesting and this number of NV shares is added to the original number of NV shares that vested.

Mr D Baillie's (PDMR) original award of 18,005 PLC shares is cancelled and reduced to nil.

Professor G Berger's (PDMR) original award of 15,113 PLC shares is cancelled and reduced to nil.

Mr H Manwani's (PDMR) original award of 15,518 PLC shares is cancelled and reduced to nil.

Mr P Polman (Director) original award of 47,173 PLC shares is cancelled and reduced to nil.

Mr P L Sigismondi's (PDMR) original award of 15,518 PLC shares is cancelled and reduced to nil.

Unilever Management Co Investment Plan (MCIP)

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded in March 2011 with conditional rights pursuant to the Unilever Global Management Co Investment Plan:

Mr D Blanchard (PDMR) received 3,745 Unilever PLC Ordinary shares of 3 1/9p each after 2,498 were withheld to meet tax liabilities.

Mr K Havelock (PDMR) received 6,164 Unilever PLC Ordinary shares of 3 1/9p each after 4,110 were withheld to meet tax liabilities.

Mr K Kruythoff (PDMR) received 2,822 Unilever PLC Ordinary shares of 3 1/9p each after 1,883 were withheld to meet tax liabilities.

Mr D Lewis (PDMR) received 4,735 Unilever PLC Ordinary shares of 3 1/9p each after 4,200 were withheld to meet tax liabilities.

Mr A de Saint-Affrique (PDMR) received 5,839 Unilever PLC Ordinary shares of 3 1/9p each after 3,893 were withheld to meet tax liabilities.

Mr J Zijderveld (PDMR) received 7,056 Unilever PLC Ordinary shares of 3 1/9p each after 4,704 were withheld to meet tax liabilities.

This is the first vesting where 'share choice' was offered. Share choice allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (NV and PLC) or one share type only (NV or PLC).

Mr K F Weed (PDMR)elected to receive only PLC shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor (128%) and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (for Mr Weed: NV shares) is converted into the currency of the chosen share type (for Mr Weed: PLC shares), divided by the closing share price on vesting and this number of PLC shares is added to the original number of PLC shares that vested. His original award of 7,169 NV shares is cancelled and reduced to nil.

Mr K F Weed (PDMR) received 10,782 Unilever PLC Ordinary shares of 3 1/9p each after 9,563 were withheld to meet tax liabilities.

The following 4 PDMRs elected to receive only NV shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor (128%) and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (PLC shares) is converted into the currency of the chosen share type (NV shares), divided by the closing share price on vesting and this number of NV shares is added to the original number of NV shares that vested.

Mr D Baillie's (PDMR) original award of 8,489 PLC shares is cancelled and reduced to nil.

Professor G Berger's (PDMR) original award of 5,128 PLC shares is cancelled and reduced to nil.

Mr H Manwani's (PDMR) original award of 10,120 PLC shares is cancelled and reduced to nil.

Mr P L Sigismondi's (PDMR) original award of 5,182 PLC shares is cancelled and reduced to nil.

Unilever Share Matching Scheme

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded in March 2011 with conditional rights pursuant to the Unilever Share Matching Scheme:

Mr J-M Huët (Director) received 2,674 Unilever PLC Ordinary shares of 3 1/9p each after 2,373 were withheld to meet tax liabilities.

Mr P Polman (Director) received 9,932 Unilever PLC Ordinary shares of 3 1/9p each.

The above transactions were carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

18 March 2014

Exhibit 6:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 21 March 2014 of the following transaction which took place on 21 March 2014:

Mr N Paranjpe (PDMR) - sold 3,000 Unilever PLC Ordinary 3 1/9 pence shares at a price of 23.66p per share.

The above transaction was carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

HOLLY SCOTT - +44(0)207 822 5927

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

21 March 2014

Exhibit 7:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 25 March 2014 that on 18 March 2014 the following shares were received following the vest of awards under the Unilever North America 2002 Omnibus Equity Compensation Plan based on the New York Stock Exchange closing price of $39.52 on 17 March 2014.

Unilever North America 2002 Omnibus Equity Compensation Plan

The following number of Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share were awarded in March 2011 with conditional rights pursuant to the Unilever North America 2002 Omnibus Equity Compensation Plan:

Mr A Jope (PDMR) received 18,237 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007 after 12,159 were withheld to meet tax liabilities.

Mr A Jope (PDMR) received 6,026 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share with conditional rights pursuant to the Unilever Global Management Co Investment Plan after 4,018 were withheld to meet tax liabilities.

The above transaction was carried out in the USA.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

25 March 2014

Safe Harbour
This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group’s Annual Report on Form 20-F for the year ended 31 December 2013 and the Annual Report and Accounts 2013. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.